

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2025

Brad Tade
Chief Financial Officer & Treasurer
ADMA Biologics, Inc.
465 State Route 17
Ramsey, New Jersey 07446

> **Re: ADMA Biologics, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2024**
>   **Filed March 18, 2025**
>   **File No. 001-36728**

Dear Brad Tade:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Sincerely,

    Division of Corporation Finance
    Office of Life Sciences